Filed pursuant to Rule 433
Free Writing Prospectus
January 10, 2024
Registration No. 333-274474

One Franklin Parkway San Mateo, CA 94403-1906 tel (650) 312-2000 franklintempleton.com

From:	Franklin Templeton Corporate Communications: Travis Fishstein, (917) 822-1857, travis.fishstein@franklintempleton.com Vanessa Garcia, (917) 562-5151, vanessa.garcia@franklintempleton.com

Franklin Templeton Launches Franklin Bitcoin ETF (EZBC)

EZBC is one of the industry’s first spot bitcoin ETFs and the latest addition to Franklin Templeton’s growing digital assets and ETF platforms

SAN MATEO, CA, January 11, 2024 – Franklin Templeton today launched its first digital assets-backed exchange-traded fund (ETF), the Franklin Bitcoin ETF, under the ticker EZBC. The fund is a spot bitcoin ETF available for U.S. investors and seeks to reflect the performance of the price of bitcoin, less the expense of fund operations. It is offered on the Cboe BZX Exchange, Inc. and priced at 29 basis points. EZBC is the latest expansion of the growing Franklin Templeton Digital Assets and ETF platforms.

“With more than 75 years in asset management, Franklin Templeton has learned the importance of continuously innovating and staying ahead of the disruptive technologies that impact our industry. That’s why we’ve been at the forefront of merging blockchain technologies and traditional asset management, and we are proud to add the Franklin Bitcoin ETF to our growing list of offerings,” said Jenny Johnson, president and CEO of Franklin Templeton. “It’s all in the ticker: EZBC. Our goal is to make it easy for clients to access investment opportunities with our digital assets solutions.”

Franklin Templeton Digital Assets is a dedicated group of investment professionals engaged in intensive research and technical development within the digital asset ecosystem, developing investment offerings, technology platforms and strategy differentiation to help clients achieve their investment goals in this new asset class, all while supporting and investing in digital asset networks.

“Investors continue to demonstrate interest in digital assets and express a desire for a simpler way to allocate to the asset class—one that removes the complexities associated with things like wallets and keys,” said Roger Bayston, Head of Digital Assets at Franklin Templeton. “As a firm, we are well positioned to leverage our in-depth knowledge of blockchain ecosystems to introduce products like EZBC that serve to further the understanding and accessibility of digital assets within the broader investing community.”

Established in 2016, Franklin Templeton’s U.S. ETF platform provides solutions for a range of market conditions and investment objectives through active, smart beta and passively managed ETFs. With the launch of EZBC and recent acquisition of Putnam Investments, Franklin Templeton offers over 100 ETFs globally with combined assets under management (AUM) of over $20 billion.1

“Franklin Templeton is committed to offering innovative products that meet investors’ evolving interests and objectives. EZBC is our first ETF to include the emerging opportunity set that is digital assets, making it a very exciting addition to our product lineup,” said Patrick O’Connor, Head of Global ETFs for Franklin Templeton. “With our bench strength in digital assets, as well as our experience in offering a wide array of ETFs across equities, fixed income and commodities, we are well equipped to expand into the new frontier of digital asset ETFs.”

About Franklin Templeton
Franklin Resources, Inc. [NYSE:BEN] is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company offers specialization on a global scale, bringing extensive capabilities in fixed income, equity, alternatives and multi-asset solutions. With more than 1,300 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and over $1.5 trillion in assets under management as of December 31, 2023. For more information, please visit franklintempleton.com and follow us on LinkedIn, Twitter and Facebook.

1.	ETF assets under management are on a pro forma basis as of December 31, 2023.

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.  Alternatively, the Fund will arrange to send you the prospectus if you request it by calling toll-free (800) DIAL BEN/342-5236.

The prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer is not permitted.

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA. The Fund holds only bitcoin and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan.

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the bitcoin held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund’s Shares relates directly to the value of bitcoins, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund’s Shares depends on the acceptance of bitcoin. Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider bitcoin market, the value of bitcoin and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of bitcoin or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying bitcoin, the operation of the Bitcoin network, or the digital asset markets generally.

The Index price used to calculate the value of the Fund’s bitcoin has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders.

A temporary or permanent “fork” could adversely affect the value of the Shares. Shareholders may not receive the benefits of any forks or “airdrops.”

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell bitcoin at times when its price is high, or acquire bitcoin at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from bitcoin price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of bitcoin represented by each Share will decrease over the life of the Fund due to the sales of bitcoin necessary to pay the Sponsor’s Fee and other Fund expenses. Without increases in the price of bitcoin sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund’s account at the Bitcoin Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares. If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Funds, ETFs, SMAs and institutional separate accounts offer different choices to access professional investment management, but have important differences including with respect to fees, ownership structure, investment minimums, customization and tax efficiency. Account minimums and other requirements may apply for separately managed accounts and institutional separate accounts.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below their net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price (MP), not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market.

Franklin Distributors, LLC. Member FINRA, SIPC.

NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.

TN24-2

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